UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension
of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number: 001-16567

AT&T Wireless Services, Inc.

(Exact name of registrant as specified in its charter)

7277-164th Ave. NE
Building 1
Redmond, Washington 98052
(425) 580-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.350% Senior Notes due March 1, 2006
7.875% Senior Notes due March 1, 2011
8.750% Senior Notes due March 1, 2031
6.875% Senior Notes due April 18, 2005
7.500% Senior Notes due May 1, 2007
8.125% Senior Notes due May 1, 2012

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑

Approximate number of holders of record as of the certification or notice date: See Below

Security	Holders of Record
7.350% Senior Notes due March 1, 2006	98
7.875% Senior Notes due March 1, 2011	119
8.750% Senior Notes due March 1, 2031	111
6.875% Senior Notes due April 18, 2005	54
7.500% Senior Notes due May 1, 2007	88
8.125% Senior Notes due May 1, 2012	113

     Pursuant to the requirements of the Securities Exchange Act of 1934, AT&T Wireless Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AT&T WIRELESS SERVICES, INC.
DATE: October 26, 2004	By:	/s/ Marilyn Wosser

		Name:	Marilyn Wosser
		Title:	Executive VP Corp. Secretary